FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY‐HELD COMPANY

Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001‐56

Company Registration No.(NIRE) 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 12 of CVM Instruction 358/02, as amended, hereby informs that it has received the correspondence below on January 12th, 2013, from Mr. Abilio dos Santos Diniz, notifying that Fundo de Investimento em Ações Santa Rita sold 17,000,000 preferred shares issued by CBD, representing 6.46% of its total capital stock.

The Company’s Investor Relations Department is at shareholders’ disposal to clarify any matters relating to the purpose of this Notice through telephone number +55 11 3886-0421 or e‐mail gpa.ri@grupopaodeacucar.com.br.

São Paulo, January 14th, 2013

Vítor Fagá de Almeida

Corporate Relations and Investor Relations Officer

Sao Paulo, January 11th, 2013

Companhia Brasileira de Distribuição (“Company” or“CBD”)

Avenida Brigadeiro Luis Antônio, 3142

01402-901 – São Paulo, SP – Brazil

Att.:Mr. Vitor Fagá de Almeida

Corporate Relations and Investor Relations OfficerTel.: 55 11 3886-0421

Fax: 55 11 3886-2677

e-mail: gpa.ri@grupopaodeacucar.com.br

Disclosure of Information regarding Interest

Dear Sir,

Pursuant to Article 12, paragraph 4th, of Brazilian Securities and Exchange Commission (“CVM”) Instruction 358/02, and according to letter sent in the present date by UBS Brasil Administradora de Valores Mobiliários Ltda., with its corporate headquarters in Avenida Brigadeiro Faria Lima 4.440, 6th floor, Itaim Bibi, São Paulo – SP, CEP: 04538-132, enrolled with Brazilian Corporate Taxpayer’s (CNPJ/MF) under no. 11.519.438/0001-05, manager and administrator of the Santa Rita investment fund, fund of investments in interestwith its corporate headquarters in Avenida Brigadeiro Faria Lima, no.4.440 - 6th floor, enrolled with Brazilian Corporate Taxpayer’s (CNPJ/MF) under no.08.831.574/0001-13, I hereby inform CBD the following:

  in the present date Santa Rita fund sold 17,000,000 preferred shares issued by CBD, representing 6.46% of the total capital stock. As a result of this transaction, Santa Rita fund holds 5,378,451 preferred shares, representing 2.04% of the total capital stock;

(ii) Santa Rita fund is an exclusive fund of investments in interest, incorporated on 2007 for the administration of Diniz Group’s investments in interest and interest funds. The sole quota holders of Santa Rita fund are Península Participações S.A., Onyx 2006 Empreendimentos e Participações and Paic Participações Ltda., which are controlled by Abilio dos Santos Diniz, Chairman of Board of Directors;

(iii) due to the transaction described in item (i) above, Diniz Group holds 16,901,301 preferred shares representing 6.42% of the total capital stock;

(iv) The operations mentioned above do not change the control of the Company, wich remains with Wilkes Participações S.A. (“Wilkes”) as the directly controlling shareholder of the Company and Casino Group as the indirectly controlling shareholder, pursuant the terms of the Shareholders’ Agreement of Wilkes, duly filed in the Company. Diniz Group remains holding common shares issued by Wilkes representing 47.5% of its capital stock;

(v) such transaction is part of the process of Diniz Group’s portfolio diversification.

Sincerely,

Abilio dos Santos Diniz

São Paulo, 01/11/2013

To

Companhia Brasileira de Distribuição

Investor Relations Department

Av. Brigadeiro Luis Antônio, 3.142

Jardim Paulista

São Paulo - SP

01402-901

At.: Mr. Vitor Fagá de Almeida - Investor Relations Officer

Dear Sirs,

                UBS Brasil Administradora de Valores Mobiliários Ltda., headquartered at Avenida Brigadeiro Faria Lima, 4.440, 6º floor, Itaim Bibi, São Paulo – SP, ZIP code 04538-132, enrolled under CNPJ/MF 11.519.438/0001-05 (“UBS Brasil”), pursuant to Article 12, paragraph 4th, of the Brazilian Securities and Exchange Commission (“CVM”) Instruction 358/02, and complementing the letter sent on December 28, 2012 (“First Letter”) informing the sale of 1,703,700 preferred shares issued by Companhia Brasileira de Distribuição (“Company”), representing 1.04% of this type of shares, hereby announces that the investment funds and portfolios (“Investors”) managed by UBS Brasil sold, on January 11, 2013, through BM&FBOVESPA S.A., a total of 17,000,000 Company preferred shares representing 10,39% of this type of share issued by the Company.

                Due to the aforementioned sale, the investors combined now own 5,378,451 Company preferred shares (“Shares”) representing 3,29% shares of this type of share issued by the Company, which represents the total of securities issued by the Company, or pegged to them, owned by Investors on this date.

UBS Brasil states that the Investors’ ownership interests reflect exclusively their respective investment strategies, there being no intention of changing the Company’s control or management structure. UBS Brasil also states that it has not, on behalf of such funds and managed portfolios, entered into any contracts or agreements regulating the exercise of voting rights or the purchase or sale of securities issued by CBD.

In order to meet the requirements set forth in Article 12, paragraph 6, of Brazilian Securities and Exchange Commission (“CVM”) Instruction 358, we hereby request the Company's Investor Relations Officer to disclose the following information to the CVM and BM&FBOVESPA.

Sincerely,

UBS Brasil Administradora de Valores Mobiliários Ltda.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 14, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.